First Liberty Power CORP
7251 West Lake Mead Blvd, Unit 300
Las Vegas, NV  89128

6 May 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                      Stephen Krikorian
        Accounting Branch Chief
        Division of Corporate Finance

cc:                                  Morgan Youngwood
                                       Staff Accountant
                                       Division of Corporate Finance

RE:          First Liberty Power Corp.                                           (the “Company”)
Form 10-K/A for the Fiscal Year Ended July 31, 2010
Filed on December 16, 2010
File No. 000-52928

Dear Sirs,

Further to the letter of February 25, 2011, in regard to the above noted 10-K/A Company filing, we respectfully request that we be able to submit our amended filing on or before May 20, 2011.   This additional time has proven to be necessary due to the need to work with our auditors to improve certain disclosures in our financial statements.

Sincerely,

/s/ Don Nicholson
Don Nicholson
President